UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

17009877

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2017
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-67146

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MID-SHIP Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Main Street
(No. and Street)

Port Washington	New York	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ilina Stamova (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mazars USA LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	New York	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dean Fezza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MID-SHIP Securities LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer
Title

Notary Public

RONNI SUE SARISKY
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Suffolk County
01SA6346785
MY COMMISSION EXPIRES 08/22/2020

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Cash Flows.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

MAZARS

WeiserMazars

Report of Independent Registered Public Accounting Firm

To the Member
MID-SHIP SECURITIES LLC

We have audited the accompanying statement of financial condition of MID-SHIP SECURITIES LLC (the "Company"), as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MID-SHIP SECURITIES LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

WeiserMazars LLP

February 21, 2017

WeiserMazars LLP
60 Crossways Park Drive West, Suite 301 – Woodbury, New York – 11797
Tel: 516.488.1200 – Fax: 516.488.1238 – www.weisermazars.com

MID-SHIP SECURITIES LLC

Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	143,420
Prepaid expenses		2,089
Fixed assets, at cost, less accumulated depreciation of $3,885		10,032
TOTAL ASSETS	$	155,541
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	3,466
Due to Parent		6,603
TOTAL LIABILITIES		10,069
MEMBER'S EQUITY		
Member's equity		145,472
TOTAL LIABILITIES AND EQUITY	$	155,541

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement
For the Year-ended December 31, 2016

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

On September 3, 2015, MID-SHIP Capital LLC ("Member"), a Delaware limited liability company, purchased 100% of the membership interest in HSH N Financial Securities LLC ("Predecessor Company") from HSH Nordbank AG, a German banking corporation acting through its Cayman Islands Branch ("Predecessor Company Member" or "Seller") pursuant to a Membership Interest Purchase Agreement entered into as of June 3, 2015 between the Member and the Seller. The Predecessor Company's name was subsequently changed to MID-SHIP SECURITIES LLC ("Company"), a Delaware limited liability company which is wholly-owned by the Member. The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company provides investment banking services to its customers.

The Company is registered as a broker-dealer under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and Cash Equivalents
The Company considers all highly liquid investments, with maturities of ninety days or less when purchased, as cash equivalents. Cash and cash equivalents held at financial institutions, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation.

Revenue Recognition
The Company's primary business is to effect transactions in debt instruments, underwriting and private placement activities. The Company recognizes revenue from these services on a trade-date basis. Success fees are recorded upon the close of the underlying transaction. Interest income is recognized using the accrual method of accounting.

Customer Transactions
The Company engages in investment banking activities with its customers. In the event a customer does not fulfill its obligation, the Company may be exposed to credit risk.

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets.

Notes to Financial Statement
For the Year-ended December 31, 2016

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates
The preparation of a statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could significantly differ from those estimates.

Subsequent Events
On January 6, 2017, the Member contributed $45,000.

Income Taxes
The Company applies the provisions of ASC 740, "Income Taxes," which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

Underwriting, Placement and Advisory Fees
In the normal course of business, the Company enters into transactions where the Company earns fees for underwriting, placement and advisory transactions. For the year ended December 31, 2016, the Company had no underwriting, placement or advisory transactions.

Notes to Financial Statement
For the Year-ended December 31, 2016

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2016, the Company had net capital of $133,351 and a minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2016 was 7.55%.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2016, the amount in excess of insured limits was $0.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with MID-SHIP Capital, LLC ("the Parent"). Under the terms of the expense sharing agreement, expenses incurred by the Parent on behalf of the Company are allocated at cost. Applicable expenses include salaries, payroll taxes and rent. The amount of these expenses for the year ended December 31, 2016 was $198,564. As of December 31, 2016 the Company owed $6,603 to the Parent for expenses incurred during December 2016.

NOTE 6 - COMMITMENTS

The Company has entered into an agreement to sublease office space for a period of one year beginning on September 1, 2016. The future obligations on this sublease are $8,000. The Company's rent expense for the year ended December 31, 2016 was $44,810.

NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of December 31, 2016:

Computer equipment	$	13,917
Less: Accumulated depreciation		3,885
Total property and equipment	$	10,032

MID-SHIP SECURITIES LLC

Statement of Financial Condition

Year Ended December 31, 2016